UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

T REIT, Inc.
(Name of Subject Company)
T REIT, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jack R. Maurer
T REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea Biller, Esq. Triple Net Properties, LLC 1551 N. Tustin Avenue, Suite 200 Santa Ana, California 92705 (877) 888-7348	William J. Cernius, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (949) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
     The name of the subject company is T REIT, Inc., a Virginia corporation (the “Company” or “T REIT”). The principal executive offices of the Company are located at 1551 N. Tustin Avenue, Suite 200, Santa Ana, California 92705, and the Company’s telephone number is (877) 888-7348.
     The class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is the Company’s common stock, par value $0.01 per share (the “T REIT Common Stock”). The shares of T REIT Common Stock are hereinafter referred to as the “Shares.”
     As of November 16, 2005, there were 4,605,000 Shares outstanding.
Item 2. Identity and Background of Filing Person.
     The name, business address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.
     This Statement relates to the tender offer by Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, “MPF”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005 (the “Schedule TO”). According to the Schedule TO, MPF is offering to purchase up to 450,000 Shares at $7.50 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and December 12, 2005 or such other date to which the offer may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (together with the Offer to Purchase, the “Offer”). The Schedule TO states that the principal executive offices of MPF are located at 1640 School Street, Moraga, California 94556, and their telephone number is (925) 631-9100.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Except as described herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (a) the Company, its executive officers, directors or affiliates, or (b) MPF and its executive officers, directors or affiliates.
     Information regarding any such agreements, arrangements and understandings and any actual or potential conflicts of interest between the Company or its affiliates and any of their respective executive officers, directors or affiliates is included in the following sections of the Company’s Proxy Statement filed on Schedule 14A with the SEC on June 15, 2005 (the “2005 Proxy Statement”), portions of which sections are attached hereto as Annex A and incorporated herein by this reference: “Risk Factors,” “Proposals No. 1 and No. 2: Plan of Liquidation Proposals—Interests in the Liquidation that Differ from Your Interests,” “Proposal No. 3: Election of Directors—Fiduciary Relationship of our Advisor to Us,” “—Compensation of Directors and Executive Officers,” “—Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management.” The Company has not updated the information in Annex A and such information is given as of the date of the 2005 Proxy Statement.
     The Company’s charter documents contain typical, limited immunities from monetary liability for the Company’s directors and typical, limited rights to indemnification in favor of the Company’s directors and officers. The Company’s directors and officers are also covered by director and officer insurance.

Item 4. The Solicitation or Recommendation.
     (a) Solicitation or Recommendation. The Board of Directors of the Company (the “Board”) is expressing no opinion, is remaining neutral, and makes no recommendation as to whether holders of Shares should tender their Shares pursuant to the Offer.
     (b) Reasons. The Board believes that holders of Shares should consider the following information when evaluating whether to tender their Shares pursuant to the Offer:
          (i) MPF acknowledges in the Offer to Purchase that the offered price was established based on MPF’s objectives and not necessarily in the best financial interest of the Company’s shareholders. In the Offer to Purchase, MPF also indicates that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and that MPF was “motivated to establish the lowest price which might be acceptable” to the Company’s shareholders consistent with MPF’s objectives.
          (ii) As previously disclosed, on June 3, 2005, the Board approved a plan of liquidation which was approved by the Company’s shareholders at the Company’s 2005 Annual Meeting of Shareholders held on July 27, 2005. The plan of liquidation contemplates the orderly sale of all Company assets, the payment of Company liabilities and the winding up of operations and the dissolution of the Company. The plan of liquidation gives the Board the power to sell any and all of its assets without further approval by Company shareholders and provides that liquidating distributions be made to Company shareholders as determined by the Board. For a more detailed discussion of the Company’s plan of liquidation, including the risk factors and certain other uncertainties associated therewith, please read the Company’s 2005 Proxy Statement.
          (iii) In the Offer to Purchase, MPF estimates the liquidation value of the Company to be $10.41 per Share. However, MPF is only offering $7.50 per Share. MPF explains in the Offer to Purchase that it has arrived at the $7.50 per share offer price by applying a liquidity discount to its calculation of the potential liquidation value of the Company, and that it expects to make “a profit by holding on the Shares until the Corporation is liquidated, hopefully at close to the full estimated liquidation value.” However, MPF acknowledges that it has not made an independent appraisal of the Shares or the Company’s properties, and that it is not qualified to appraise real estate.
          (iv) MPF reports that it arrived at its $10.41 per Share estimated liquidation value of the Company by dividing the amount of the Company’s net assets in liquidation, as estimated and reported by the Company in its Quarterly Report on Form 10-Q for the period ending June 30, 2005 ($47,953,000) by the total number of Company Shares outstanding (4,605,000). However, as previously disclosed, on August 3, 2005 the Company made a liquidating distribution to its shareholders of $3.90 per share following the completion of the sale of certain properties in which the Company owned an interest. To date, $17,995,000 has been distributed by the Company to its shareholders pursuant to this liquidating distribution. MPF has not included this liquidating distribution in its estimation of the per Share liquidation value of the Company. In addition, as previously disclosed, the Company has completed sales of certain of its properties since June 30, 2005 and has entered into binding sales agreements to sell additional properties in which the Company owns an interest. As of September 30, 2005, the Company reported that its estimated net assets in liquidation were approximately $29,980,000, or $6.51 per share. In addition to the amounts paid as a liquidating distribution, this amount has been adjusted from the June 30, 2005 estimate to reflect changes in the estimated sales dates of certain properties, increases in capital expenditures during liquidation, and increases in the fair market value of the Company’s real estate assets.
          (v) The Board acknowledges that the $7.50 per Share offered by MPF is greater than the $6.51 per Share of net assets in liquidation reported by the Company as of September 30, 2005. However, the per Share amount of net assets in liquidation does not necessarily reflect the value of the Shares. Because of the uncertainties of future economic conditions and real estate markets and the difficulty of determining the amount of the Company’s liabilities, including pending litigation described in the Company’s public filings, the Board cannot accurately predict the amount that holders of Shares may ultimately receive upon completion of the Company’s plan of liquidation. Further liquidating distributions will be subject to the future completion of currently negotiated property sales and to sales of Company’s assets that have not yet been negotiated. The amount of any such liquidating distributions could be greater or less than the Board’s current estimate and greater or less than the amount MPF is offering for the Shares.
          (vi) In light of MPF’s stated strategy of purchasing the Shares at a discount to their liquidation value, the Board is unable to predict whether, in response to this Statement, MPF will amend the Offer to reduce the price it is offering for the Shares.
          (vii) The $7.50 per Share price offered by MPF will be reduced by the amount of distributions (including liquidating distributions) declared or paid by the Company between November 1, 2005 and December 12, 2005 or such other to which the Offer may be extended. Since November 1, 2005, no distributions have been made to shareholders and the Board does not anticipate making any additional distributions prior to December 12, 2005.
          (viii) The MPF Offer is limited to 450,000 Shares. If more than 450,000 Shares are tendered in response to the Offer, MPF will accept the Shares on a pro rata basis unless those tendering shareholders choose to sell “All or None” of their Shares. If a shareholder chooses the “All or None” option and MPF cannot purchase all of that shareholder’s Shares, then the shareholder will be deemed to automatically withdraw its tender. Unless it chooses the “All or None” option, a shareholder who tenders all of its Shares might not fully dispose of its investment in the Company.
          (ix) If MPF acquires the desired percentage of shares constituting the offer, it will become the Company’s largest affiliated shareholder group and voting block, owning approximately 9.77% of the Company’s outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects the other shareholders.
          (x) As disclosed in the Offer to Purchase, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by shareholders before all conditions to the Offer have been satisfied and tendering holders have been paid.
          (xi) The Offer includes statements regarding the sufficiency of the funded capital available to MPF to satisfy its obligations to purchase all shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the Offer.
     Because the Company and the Board make no recommendations as to whether shareholders should tender their Shares pursuant to the Offer, each shareholder must make his, her or its own decision whether to tender or refrain from tendering its Shares. In the absence of any established market for the Shares, some holders may wish to compare the prospect and timing of receiving future liquidation distributions with the immediate liquidity offered by MPF’s Offer. The Company strongly urges each shareholder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. Shareholders should carefully review all of the Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and this statement, and consult with their own financial, tax and other advisors in evaluating the Offer before deciding whether to tender their Shares.
     (c) Intent to tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.
Item 6. Interest in Securities of the Subject Company.
     No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.
Item 7. Purposes of the Transaction and Plans or Proposals.
     (a) Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
     (b) Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).
Item 8. Additional Information.
     Forward-Looking Statements. Statements contained in this Statement that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Actual results may differ materially from those included in the forward-looking statements. The Company intends those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the Company’s operations and future prospects on a consolidated basis include, but are not limited to: changes in economic conditions generally and the real estate market specifically; sales prices, lease renewals and new leases; legislative/regulatory changes, including changes to laws governing the taxation of real estate investment trusts, or REITs; availability of capital, interest rates; the Company’s ability to service its debt; competition; supply and demand for operating properties in the Company’s current and proposed market areas; generally accepted accounting principles; policies and guidelines applicable to REITs; the availability of buyers to acquire properties we make available for sale; the availability of financing; the absence of material litigation; the Company’s ongoing relationship with its advisor, Triple Net Properties, LLC; litigation, including without limitation, the investigation of the Company’s advisor by the SEC; and the implementation and completion of the Company’s plan of liquidation. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included in the Company’s filings with the SEC. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit	Description
(a)(1)	Letter to Shareholders of T REIT, Inc., from Jack R. Maurer, Chief Executive Officer and President of the Company, dated as of November 16, 2005*

(e)(1)	Excerpts from the T REIT, Inc. Proxy Statement filed on Schedule 14A with the SEC on June 15, 2005, incorporated by reference to Annex A to this Schedule

(g)	None

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T REIT, INC.

By:	/s/ Jack R. Maurer

Name:	Jack R. Maurer
Title:	Chief Executive Officer and President
Dated: November 16, 2005

Exhibit (e)(1)
ANNEX A
Excerpts from the T REIT, Inc. Proxy Statement
filed on Schedule 14A with the SEC on June 15, 2005
“Risk Factors”

Our co-ownership arrangements with affiliated entities may not reflect solely our shareholders’ best interests and may subject these investments to increased risks.
      We have acquired our interests in the Congress Center, Pacific Corporate Park, Enclave Parkway, Oakey Building and Emerald Plaza properties through co-ownership arrangements with one or more affiliates of our Advisor. Each co-owner is required to approve all sales, refinancings, leases and lease amendments. These acquisitions were financed, in part, by loans under which we may have been are jointly and severally liable for the entire loan amount along with the other co-owners. The terms of these co-ownership arrangements may be more favorable to the co-owner than to our shareholders. In addition, investing in properties through co-ownership arrangements subjects that investment to risks not present in a wholly-owned property, including, among others, the following:

•	the risk that the co-owner(s) in the investment might become bankrupt;

•	the risk that the co-owner(s) may at any time have economic or business interests or goals which are inconsistent with our business interests or goals;

•	the risk that the co-owner(s) may not be unable to make required payments on loans that could result in loan defaults and possible loss of such property or properties in a foreclosure proceeding under which we are jointly and severally liable;

•	the risk that all the co-owners may not approve refinancings, leases and lease amendments requiring unanimous consent of co-owners that would have adverse consequences for our stockholders; or

•	the risk that the co-owner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, such as selling a property at a time when it would have adverse consequences to us.
Actions by co-owner(s) requiring unanimous consent of co-owners might have the result of blocking actions that are in our best interests subjecting the applicable property to liabilities in excess of those otherwise contemplated and may have the effect of reducing our cash available for distribution to our shareholders. It also may be difficult for us to sell our interest in any co-ownership arrangement at the time we deem best for our shareholders.

The conflicts of interest described below may mean we will not be managed solely in the best interests of our shareholders.
      Our Advisor’s officers and members of its board of managers have conflicts of interest relating to the management of our business and properties. Accordingly, those parties may make decisions or take actions based on factors other than in the best interest of our shareholders.
      Our Advisor also advises G REIT, Inc., NNN 2002 Value Fund, LLC, and NNN 2003 Value Fund, LLC and other private tenant-in-common and other programs that may compete with us or otherwise have similar business interests and/or investment objectives. Some of our Advisor’s officers and managers also serve as officers and directors of G REIT, NNN 2002 Value Fund, LLC and NNN 2003 Value Fund, LLC. Mr. Thompson and the members of the board of managers and key executives of our Advisor collectively own approximately 40% of our Advisor.
      As officers, directors, managers and partial owners of entities that do business with us or that have interests in competition with our own interests, these individuals will experience conflicts between their fiduciary obligations to us and their fiduciary obligations to, and pecuniary interests in, our Advisor and its affiliated entities. These conflicts of interest could:

•	limit the time and services that our Advisor devotes to us, because they will be providing similar services to G REIT, NNN 2002 Value Fund, LLC and NNN 2003 Value Fund, LLC and other real estate programs and properties;

•	impair our ability to compete for tenants in geographic areas where other properties are advised by our Advisor and its affiliates; and

•	impair our ability to compete for the acquisition of properties with other real estate entities that are also advised by our Advisor and its affiliates.
      If our Advisor or its affiliates breach their fiduciary obligations to us, we may not meet our investment objectives, which could reduce the expected cash available for distribution to our shareholders.
“Proposals No. 1 and No. 2 — Plan Of Liquidation Proposals”
Interests in the Liquidation that Differ from Your Interests
      In considering the recommendations of our board of directors and the special committee with respect to the plan of liquidation proposals, you should be aware that some of our directors and officers and our Advisor have interests in the liquidation that are different from your interests as a shareholder. Our board of directors and the special committee were aware of these actual and potential conflicts of interest and considered them in making their respective recommendations. Some of the conflicts of interests presented by the liquidation are summarized below.

Fees received by our Advisor in connection with the liquidation
      One of our directors (Anthony W. Thompson) and two of our executive officers (Jack R. Maurer and Scott D. Peters) are members of our Advisor’s board of managers and all of our executive officers are employees of our Advisor. We currently do not pay any direct compensation to our executive officers, outside of the officer and employee stock option plan. Instead, they are compensated by our Advisor. Moreover, Anthony W. Thompson, the chairman of our board of directors, is the chief executive officer of our Advisor. Mr. Thompson owns approximately 36.04% of the equity interest in our Advisor, and Jack R. Maurer, Andrea R. Biller, and Kelly J. Caskey, our executive officers, respectively own an 0.79%, 0.90%, and 0.04% equity interests in our Advisor.
      Our Advisor, or its affiliates receive compensation under an advisory agreement, including fees for disposing of our interests in our properties. Our Advisor has engaged Realty, an affiliate of our Advisor, which is 88.0% owned by Mr. Thompson, to provide a number of services in connection with our properties, including disposing of our properties. If you approve the plan of liquidation, our Advisor, Realty or another affiliate of our Advisor will be paid to liquidate our assets pursuant to the Advisory Agreement. Such fee will be the lesser of: (i) 3% of the contracted for sales price of the property; or (ii) 50% of the competitive real estate commission. Additionally, the property disposition fee to our Advisor or an affiliate of our Advisor shall not exceed, when added to the sums we pay to any unaffiliated parties in connection with the disposition of the underlying property: (i) 6% of the contracted for sales price or (ii) the competitive real estate commission. If you approve the plan of liquidation, we estimate that pursuant to the Advisory Agreement we will pay fees to our Advisor, Realty or another affiliate of our Advisor ranging between approximately $1,126,000 and $1,166,000 for disposing of our remaining property interests. Our Advisor, Realty or another affiliate of our Advisor also has agreements with certain affiliated co-owners of our properties, under which our Advisor will also receive fees for the disposition of the affiliated co-owners’ interests in the underlying property. Based on our estimated sales prices, we estimate that the total fees that will be received by our Advisor, Realty, or another affiliate of our Advisor will range between approximately $2,641,000 and $2,736,000, which includes the fees to be received under the Advisory Agreement. Moreover, if we sell one or more of our properties to an affiliate of our company or an affiliate of our Advisor, our Advisor, Realty or another affiliate of our Advisor may receive additional fees from the purchaser of the underlying property.
      Our Advisor also owns 22,100 shares of our common stock, and, therefore, if you approve the plan of liquidation, will be entitled to receive between approximately $223,000 and $237,000 in distributions.

Our Advisor will be relieved of its obligations under the Advisory Agreement
      Additionally, under the current Advisory Agreement, we pay costs incurred in connection with preparing reports to be filed pursuant to the Exchange Act, and our Advisor pays certain of our state, federal and local compliance costs including, without limitation, costs incurred in connection with our compliance with the Sarbanes-Oxley Act. These costs will be significant and our Advisor expects these amounts to be approximately $100,000 during 2005. If the plan of liquidation is approved, our Advisor will be relieved of these expenses once our company is no longer subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and related rules and regulations.

Benefits received by Jack R. Maurer from our Advisor
      If you approve the plan of liquidation, Jack R. Maurer, our chief executive officer and president, will become entitled to receive incentive bonuses from our Advisor in consideration for his work in implementing the plan of liquidation, if specified performance goals are met in our liquidation. If we achieve distributions within our estimated net liquidation value range, Mr. Maurer will receive up to $160,000 in incentive bonuses from our Advisor. Additionally, in the event that we achieve total distributions exceeding our estimated net liquidation value, Mr. Maurer could receive additional incentive bonuses. Any such incentive bonuses made to Mr. Maurer will be in addition to his regular salary from our Advisor.

Certain directors will be entitled to milestone payments.
      If you approve the plan of liquidation, W. Brand Inlow and D. Fleet Wallace, members of our board of directors and the special committee, will become entitled to receive milestone payments, if specified goals are met. Assuming that these directors receive the maximum amount of milestone payments, they will each receive $65,000 in payments. These payments are described under the heading “Background of the Plan of Liquidation — Actions We have Taken that will Facilitate the Plan of Liquidation.”

Certain officers may be entitled to retention and incentive based bonuses.
      If you approve the plan of liquidation, you will also be approving the right of our special committee in its discretion to pay up to an aggregate of $300,000 in retention and incentive based bonuses to some or all of our key officers from time to time. These bonuses are described under the heading “Background of the Plan of Liquidation — Actions We have Taken that will Facilitate the Plan of Liquidation.”

Stock ownership of executive officers and directors
      Our executive officers and directors own a total of 1,218 shares of our common stock, for which we estimate they will receive distributions of between $12,300 and $13,000 in connection with our liquidation.

The plan of liquidation allows for the sale of our properties to our affiliates.
      The plan of liquidation provides that we may sell one or more of our properties to an affiliate of our company or an affiliate of our Advisor, but only if the transaction is approved by the special committee. If we enter such a transaction, we expect that the special committee will require that Stanger opine to us as to the fairness, from a financial point of view, of the consideration to be received by us in such transaction or conduct an appraisal of the underlying property as a condition to their approval. In no event will the special committee approve a transaction if: (i) Stanger concludes after a review of the information then available, including any pending offers, letters of intent, contracts for sale, appraisals or other data, that the consideration to be received by us is not fair to us from a financial point of view; (ii) Stanger concludes that the consideration to be received is less than the appraised value of the property; or (iii) we have received a higher offer for the property from a credible party whom we reasonably believe is ready, able and willing to close the transaction on the contract terms.
      If you approve the plan of liquidation, additional amounts may be due to the 2004 Notes Program, an affiliate of our Advisor, pursuant to loans previously made in connection with the Congress Center property. Terms of the 2004 Notes Program provide for interest payments at 11.0% per annum. In addition to interest, the 2004 Notes Program is entitled to receive the greater of a 1.0% prepayment penalty or 20.0% of the profits upon sale of the property, prorated for the amount of time the loan was outstanding. As of March 31, 2005, loans from the 2004 Notes Program to Congress Center, which have been repaid, may result in additional amounts due to the 2004 Notes Program upon the sale of this property, depending on profits, if any, upon sale. We cannot reasonably estimate the additional amounts due, if any, to the 2004 Notes Program when the Congress Center property is sold.
      The Pacific Corporate Park property has outstanding notes payable to Cunningham Lending Group, LLC, an affiliate of our Advisor which is wholly-owned by Anthony W. Thompson, our chairman of the board of directors. If you approve the plan of liquidation, these notes will be repaid upon the sale of the property.
“Proposal No. 3 — Election of Directors”
Fiduciary Relationship of our Advisor to Us
      Our Advisor is a fiduciary of us and has fiduciary duties to us and our shareholders pursuant to the Advisory Agreement and under applicable law. Our Advisor’s fiduciary duties include responsibility for our control and management and exercising good faith and integrity in handling our affairs. Our Advisor has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not they are in its immediate possession and control and may not use or permit another to use such funds or assets in any manner except for our exclusive benefit.
      Our funds will not be commingled with the funds of any other person or entity except for operating revenue from our properties.
      Our Advisor may employ persons or firms to carry out all or any portion of our business. Some or all such persons or entities employed may be affiliates of our Advisor or Mr. Thompson. It is not clear under current law the extent, if any, that such parties will have a fiduciary duty to us or our shareholders. Investors who have questions concerning the fiduciary duties of our Advisor should consult with their own legal counsel.
Compensation of Directors and Executive Officers

Director Compensation
      We pay each independent director a fee of $1,000 for attending, in person or by telephone, each regular meeting of the board of directors. The independent and outside directors also qualify for the independent director stock option plan. Additionally, each independent director will receive a fee of $500 for attending, in person or by telephone, each committee meeting attended by such director, except that the chairman of the audit committee receives $1,000 for attending, in person or by telephone, each audit committee meeting.

Compensation of Executive Officers
      We have no employees and our executive officers are all employees of our Advisor and/or its affiliates. The executive officers are compensated by our Advisor and/or its affiliates and will not receive any compensation from us for their services.

Certain Relationships and Related Party Transactions
      Our Advisor is primarily responsible for managing our day to day business affairs and assets and carrying out the directives of our board of directors. Our Advisor is a Virginia limited liability company that was formed in April of 1998 to advise syndicated limited partnerships, limited liability companies, and other entities regarding the acquisition, management and disposition of real estate assets. All of our officers and one of our directors are affiliated with our Advisor, and these officers and directors collectively own 40% of the equity interest in our Advisor. Our Advisor currently advises more than 100 entities that have invested in properties located in 20 states.
      Before the commencement of our initial public offering, our Advisor purchased 22,000 shares of common stock at a price of $9.05 per share for $200,000 in cash. Our Advisor intends to retain such shares while serving as our Advisor to us.

Advisory Agreement
      Our Advisory Agreement between us and our Advisor, as amended, was renewed by the board of directors on June 28, 2003 for an additional one-year term effective February 22, 2003. We compensate our Advisor for its services through a series of fees pursuant to the Advisory Agreement. No amounts are currently due our Advisor under this agreement. We paid our Advisor $0, $0, $319,000 and $1,000 for services provided for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003, respectively. The current term of the Advisory Agreement expired on February 22, 2005 and our Advisor continues to manage us on a month-to-month basis.
      Our Advisor bears the expenses incurred in connection with supervising, monitoring and inspecting real property or other assets owned by us (excluding proposed acquisitions) or otherwise relating to its duties under the Advisory Agreement. Such expenses include employing its personnel, rent, telephone, equipment, and other administrative expenses. We reimburse our Advisor for certain expenses incurred, including those related to proposed acquisitions and travel expenses. However, we will not reimburse our Advisor for any operating expenses that, in any four consecutive fiscal quarters, exceed the greater of 2% of Average Invested Assets (as defined in the Advisory Agreement) or 25% of net income for such year. If our Advisor receives an incentive distribution, net income (for purposes of calculating operating expenses) excludes any gain from the sale of assets. Any amount exceeding the greater of 2% of Average Invested Assets or 25% of net income paid to our Advisor during a fiscal quarter will be repaid to us within 60 days after the end of the fiscal year. We bear our own expenses for functions not required to be performed by our Advisor under the Advisory Agreement, which generally include capital raising and financing activities, corporate governance matters, and other activities not directly related to real estate properties and other assets. There were no costs incurred by or paid to our Advisor for these services for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003.
      Additionally, under the current Advisory Agreement, we pay costs incurred in connection with preparing reports to be filed pursuant to the Exchange Act, and our Advisor pays certain of our state, federal and local compliance costs including, without limitation, costs incurred in connection with our compliance with the Sarbanes-Oxley Act. These costs have been, and will continue to be material during 2005. However, the Advisory Agreement terminated on February 22, 2005. We have not currently negotiated a new Advisory Agreement, and we anticipate that our Advisor might require that under the terms of any new Advisory Agreement we bear such costs directly. These costs were unanticipated at the time of our formation and we expect these costs to have a particularly large impact on our results of operations due to our small market capitalization.
      Our Advisor may receive an annual asset management fee of up to 1.5% of our average invested assets. This fee will be paid or accrue quarterly, but will not be paid until our shareholders have received distributions equal to a cumulative non-compounded rate of 8.00% per annum on their investment in us. If the fee is not paid in any quarter, it will accrue and be paid once our shareholders have received a cumulative 8.00% return. Our Advisor is also entitled to receive property management fees for management and leasing services. Such fees may not exceed 5% of the gross revenue earned by us on properties managed. There were no costs incurred by or paid to our Advisor for these services for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003.

Property management fees
      We pay to Realty property management fees equal to 5% of the gross income of each property managed by Realty. All of our properties are managed by Realty. We incurred and paid Realty property management fees of $88,000 and $56,000 for the three months ended March 31, 2005 and 2004, respectively, and $343,000 and $195,000 for the years ended December 31, 2004 and 2003, respectively, of which 100% was passed through to our Advisor pursuant to the Realty-Triple Net Agreement.

Real estate commissions
      Realty earns sales commissions from acquisitions and dispositions of our properties. For the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004 and 2003, we paid sales commissions to Realty of $49,000, $924,000, $843,000 and $350,000, respectively, of which 75% was passed through to our Advisor pursuant to the Realty-Triple Net Agreement. For the years ended December 31, 2004 and 2003, unaffiliated sellers paid sales commissions to Realty of $3,762,000 and $3,380,000, respectively, of which 75% was passed through to our Advisor pursuant to the Realty-Triple Net Agreement, related to consolidated and unconsolidated properties purchased by us.

Incentive distributions
      Our Advisor owns 100 non-voting incentive performance units in T REIT, L.P., our Operating Partnership and is entitled to incentive distributions of operating cash flow after our shareholders have received an 8.00% annual return on their invested capital. No incentive distributions were made to our Advisor. No incentive distributions were made to our Advisor as of December 31, 2004.

Unconsolidated debt due to related parties
      Our properties may obtain secured or unsecured debt financing through one or more third parties, including our Advisor, Cunningham Lending Group, LLC, or Cunningham, an entity wholly owned by Anthony Thompson, our chairman of the board of directors, and NNN 2004 Notes Program, LLC, or 2004 Notes Program, a subsidiary of our Advisor. As of March 31, 2005, the following notes were outstanding:

Cunningham
      The following unconsolidated properties have outstanding unsecured notes due to Cunningham at March 31, 2005 and December 31, 2004. The notes bear different interest rates as noted below and are due one year from origination.

	March 31,		December 31,
	2005		2004		Interest
	Amount of	T REIT, Inc.’s	Amount of	T REIT, Inc.’s	Rate (per
Property/Issue Date	Loan	Portion	Loan	Portion	annum)

Pacific Corporate Park:
12/06/04	$80,000	$18,000	$81,000	$18,000	8%
02/03/05	130,000	30,000	—	—	8%
02/11/05	263,000	60,000	—	—	8%
03/18/05	20,000	5,000	—	—	8%
03/21/05	731,000	167,000	—	—	8%
Emerald Plaza:
02/07/05	232,000	6,000	—	—	8%
03/04/05	232,000	6,000	—	—	8%
County Center Drive:
02/07/05	2,000	—			12%

Total	$1,690,000	$292,000

Triple Net Properties, LLC
      County Center Drive had $121,000, consisting of $109,000 in principal and $11,000 in interest, outstanding due to our Advisor as of March 31, 2005 and December 31, 2004. This unsecured note bears interest at 12.0% per annum and is due upon demand. The note was repaid on April 14, 2005.

2004 Notes Program
      The 2004 Notes Program has made loans from time to time to certain of our properties. Terms of the 2004 Notes Program provide for interest payments at 11.0% per annum. In addition to interest, the 2004 Notes Program is entitled to the greater of a 1.0% prepayment penalty or 20.0% of the profits upon sale of the property prorated for the amount of time the loan was outstanding. As of March 31, 2005 and December 31, 2004, loans from the 2004 Notes Program to Congress Center, which has been repaid, and County Center Drive, which has an outstanding balance of $16,000, consisting of $14,000 in principal and $2,000 in interest, may result in additional amounts due to the 2004 Notes Program upon the sale of these properties, depending on profits, if any, upon sale. We cannot reasonably estimate the additional amounts due, if any, to the 2004 Notes Program if and when the Congress Center property is sold. There were no amounts due to the 2004 Notes Program from the sale of County Center Drive on April 14, 2005.

Accounts receivable from related parties

Lease
      In connection with the sale of the Christie Building in November 2001, we agreed as part of the sale transaction, to guarantee the lease payment in the amount $20,000 per month for a period of five years under a master lease agreement. Under this agreement, we are obligated to make lease payments to the lessor only in the event the sub-lessee fails to make the lease payments. In addition, we are also obligated to pay a pro rata share of lease commissions and tenant improvements in the event the premises are re-leased prior to November 13, 2006. Concurrent with the issuance of the guaranty, our Advisor agreed to indemnify us against any future losses under the master lease agreement with the indemnification evidenced by an indemnity agreement dated November 13, 2001. The Christie Building is a single tenant office building with the current tenant’s lease which expired on August 31, 2002. In October 2002, the tenant vacated the property. Accordingly, we have accrued $460,000 and $641,000 related to its obligations under the guaranty at December 31, 2004 and 2003, respectively. We have no collateral, however we have recourse against our Advisor under the indemnity agreement. At April 19, 2004, we have been reimbursed by our Advisor for all amounts paid under the guarantee and expect to be reimbursed in the future by our Advisor in connection with the indemnity agreement for the full amount of our obligation.

Executive officer investments in unconsolidated real estate
      We have purchased certain TIC interests in properties where our executive officers or non-independent director also have made investments.

Emerald Plaza — San Diego, California
      On July 26, 2004, we purchased a 2.7% membership interest in the Emerald Plaza Building in San Diego, CA, through NNN Emerald Plaza, LLC.
      AWT Family LP, a limited partnership wholly owned by Anthony W. Thompson, who was our chief executive officer, president and chairman of our board of directors at the time of the purchase, purchased a 1.9% TIC interest in the property in the amount of $802,500.
      Jack R. Maurer, who was our Treasurer at the time of the purchase, purchased a 0.3% membership interest through NNN Emerald Plaza, LLC for $25,000.

Business relationships with legal counsel
      Hirschler Fleischer, a Professional Corporation, acts as legal counsel to us. During the year ended December 31, 2004, we incurred and paid legal fees to Hirschler Fleischer of $36,000. During the year ended December 31, 2004, Louis J. Rogers was a member and stockholder of Hirschler Fleischer. Effective August 15, 2004, Mr. Rogers was appointed president of our Advisor and effective September 27, 2004, Mr. Rogers was appointed a member of our Advisor’s board of managers. Effective January 1, 2005, Mr. Rogers serves as senior counsel to Hirschler Fleischer. Also, effective January 1, 2005, Mr. Rogers owns 2.0% of our Advisor, 12.0% of Realty and 5.0% of NNN Capital Corp.
“Security Ownership of Certain Beneficial Owners and Management”
      The members of our board of directors and senior management have informed us that they intend to vote their aggregate 23,307 shares of common stock in favor of each of the plan of liquidation proposals and the adjournment proposal.
      The following table shows, as of March 31, 2005, the number and percentage of shares of our common stock owned by (1) any person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) the chief executive officer and each of our four most highly compensated executive officers if such officer’s salary and bonus for 2004 exceeded $100,000, (3) each director and (4) all directors and executive officers as a group.

	Number of
	Shares
	Beneficially	Percent of
Name of Beneficial Owner	Owned(1)	Class

Anthony W. Thompson(2)	155,203	3.4%
Jack R. Maurer(3)	—	*
D. Fleet Wallace	10,552	*
W. Brand Inlow	10,552	*

All Directors and Executive Officers as a group	178,307	3.9%

*	Represents less than 1% of our outstanding common stock.

(1)	Beneficial ownership includes outstanding shares and shares that any person has the right to acquire within 60 days after the date of this table. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

(2)	Mr. Thompson served as our chief executive officer until his resignation effective August 18, 2004. Includes 103 Shares owned by AWT Family LP, a limited partnership controlled by Mr. Thompson and 22,100 shares owned by Triple Net Properties, LLC, a limited liability company controlled by Mr. Thompson.

(3)	Mr. Maurer was appointed as our chief executive officer effective August 18, 2004.

EXHIBIT INDEX

Exhibit	Description
99.(a)(1)	Letter to Shareholders of T REIT, Inc., from Jack R. Maurer, Chief Executive Officer and President of the Company, dated as of November 16, 2005